UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd. (the “Company”) is hereby providing information with respect to its financial performance for the three months ended September 30, 2018 (the “Reporting Period”). The Company reported net losses amounting to $9.7 million during the reporting period compared to net losses of $3.9 million during the third quarter of 2017. These increases are primarily the result of the Company’s increase in research and development expenses, increase in clinical trial expenses, and increase in general and administrative expenses resulting from the increased payroll and share-based payment.

The Company’s cash and cash equivalents, available-for-sale financial assets, short-term deposits and restricted deposits as of September 30, 2018 were $23.7 million in the aggregate.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (Registration Number 333-228301) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1
Unaudited Interim Consolidated Financial Statements as of September 30, 2018 and 2017, and for the nine and three months ended September 30, 2018 and 2017, and Notes to the Interim Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

February 8, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer